

September 27, 2013

Via E-mail
Mr. Boyd P. Gentry
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Rd, Springfield, OH
45502-9032

     Re: **AdCare Health Systems, Inc.**
               Form 10-K for the fiscal year ended December 31, 2012
               Filed July 8, 2013
               Forms 10-Q/A for the quarterly periods ended March 31, 2012, June 30, 2012
               and September 30, 2012
               Filed July 8, 2013
               Response dated August 29, 2013
               File No. 001-33135

Dear Mr. Gentry:

     We have reviewed your response letter and have the following comments. As noted in our letter dated August 16, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Principles of Consolidation, page 72

    1. We note your response to comment one explains that the consolidation of the Oklahoma Facilities VIEs did not have the effect of increasing management's compensation. We

note from page 7 of your December 5, 2012 correspondence that there existed a principal/agent relationship between AdCare and the Oklahoma Facilities Owners. We also note from page 147 of your December 31, 2012 Form 10-K that your former Chief Acquisitions Officer, Mr. Brogdon, served without a fixed salary prior to 2013 but instead received the substantial majority of his compensation for services for the year 2011 in the form of discretionary bonus payments and option stock incentives. We note from the first paragraph of page 150 of the Form 10-K that Mr. Brogdon currently earns a "success fee" for each completed acquisition transaction, and that Mr. Brogdon earns no such success fee for leased or managed facilities. Confirm for us that Mr. Brogdon and other officers were not compensated for services rendered to facilitate the acquisition of the Oklahoma Facilities. Otherwise please explain how such services rendered in the Oklahoma Facilities transactions effected officer's compensation.

2. Further in this regard, explain for us why Mr. Brogdon's $200,000 bonus earned for 2011 was omitted from the executive compensation table on page 100 of your December 31, 2011 Form 10-K.

Form 10-Q/A#1 for the quarterly period ended September 30, 2012

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

3. We note your response to comment eight and note the following:
   - The $34,000 adjustment increasing *deferred loan costs*, net as described on page 13 of your September 30, 2012 Form 10-Q/A#1 is silent regarding the $164,000 increase in interest expense for the fair value of warrants granted to non-employees as indicated in your response letter,
   - The description of the adjustment to *general and administrative* expense bridging pages 12 and 13 of your September 30, 2012 Form 10-Q/A#1 is silent about an adjustment to *consulting expense*, and
   - The description of the adjustment to *property and equipment, net* on page 13 of your September 30, 2012 Form 10-Q/A#1 is silent about inappropriately capitalized interest costs.

   Accordingly it appears to us that the nature of the adjustments to *interest expense* and *general and administrative expense* are unclear. As previously requested, please revise your disclosure of "other adjustments" in the June 30 and September 30, 2012 Forms 10-Q to include an explanation of why material corrections were made to the interest expense line item.

4. We note that the correction made to *costs of services,* for delays in collection efforts and lack of timely follow-up on open patient accounts during 2012, required an adjustment variously stated as $721,000 and $484,000 in your response to comment nine and in the first paragraph of page 13 of your Form 10-Q/A#1 for September 30, 2012. Please reconcile and correct.

5. Similarly we note that the correction made to *general and administrative* expenses for interest incorrectly capitalized on the balance sheet required an adjustment variously stated as $159,000 and $94,000 in your response to comment nine and in the sixth paragraph of page 12 of your Form 10-Q/A#1 for September 30, 2012. Please reconcile and correct.

6. Please revise your disclosure of the adjustments made to correct reported *costs of services* to reflect the additional information provided in your response to comment nine. Address in *costs of services* the $112,000 correction for untimely recorded payroll expense and the reversal of the $480,000 elimination of management fees.

7. In your amended 34 Act reports for 2012, where applicable, please make similar revisions, as requested above, to the financial statements provided for the six months ended June 30, 2012 and for three months ended March 31, June 30 and September 10, 2012.

8. We note your response to comment five. You indicate in your response that certain restated financial covenant metric information has been omitted from the June 30 and September 30, 2012 debt covenant compliance tables. The (***) footnotes to these tables explain that these covenants commence in future quarters. However Sections 7.15 and 7.16 of the loan agreement dated March 30, 2012 between Little Rock HC&R Property Holdings, LLC, Northridge HC&R Property Holdings, LLC, Woodland Hills HC&R Property Holdings, LLC and The PrivateBank and Trust Company (Exhibit 10.6 to the March 31, 2012 Form 10-Q) appears to include monthly and quarterly debt compliance provisions that were in effect at June 30, 2012 and September 30, 2012. Please clarify and, if necessary, revise your response to comment five and its June 30 and September 30, 2012 debt covenant compliance tables accordingly.

9. In this regard please similarly address the quarterly restated financial covenant metric information for the PrivateBank-Thomasville line of credit and the Contemporary Healthcare Capital-Companion Care line of credit omitted from the September 30, 2012 debt covenant compliance table.

10. We note your responses to comments two and eight. We note that you attribute the significant number of adjustments to the fact that you did not maintain sufficient, adequately trained and qualified personnel with technical expertise in U.S. GAAP and financial reporting in your corporate accounting function. In this regard, tell us in detail how you concluded in your original Form 10-Qs filed during 2012 that your disclosure controls and procedures and your internal control over financial reporting were effective.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lori Gelchion, Esq.
        Rogers & Hardin LLP